Innocan Pharma Corporation

1015, 926 – 5 Avenue SW

Calgary, Alberta T2P 0N7, Canada

September 24, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	Innocan Pharma Corporation (CIK 0001889791)
Registration Statement No. 333-288899 on Form F-1 (the “Registration Statement”)

Ladies and Gentlemen:

Innocan Pharma Corporation (the “Registrant”) hereby withdraws its request submitted on September 22, 2025 for acceleration of the effectiveness of the above-referenced Registration Statement pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), on September 24, 2025 at 5:00 p.m., Eastern Time.

Very truly yours,

INNOCAN PHARMA CORPORATION

By:	/s/ Iris Bincovich
Iris Bincovich Chief Executive Officer

cc: David Huberman (Greenberg Traurig, LLP)